VF 3-4-02



02005946

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
FEB 20 2002
WASH, D.C.
SECTION

SEC FILE NUMBER
8-44559

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sunrise Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nathan A. Low (212) 421-1616
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard A. Eisner & Company, LLP
(Name — *if individual, state last, first, middle name*)

575 Madison Avenue	New York	New York	10022
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 3-14-02

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Nathan A. Low, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sunrise Securities Corp., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

Marcia Kucher, Notary Public
State of New York No.03-466-7377
Qualified in Bronx County
Certificate filed in New York County
Commission Expires Sept. 30, 2002

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUNRISE SECURITIES CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

(with supplementary information)

Eisner

Richard A. Eisner & Company, LLP
Accountants and Consultants

575 Madison Avenue
New York, NY 10022-2597
Tel 212.355.1700 Fax 212.355.2414
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Sunrise Securities Corp.
New York, New York

We have audited the accompanying statement of financial condition of Sunrise Securities Corp. (the "Company") as of December 31, 2001, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Sunrise Securities Corp. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



New York, New York
January 17, 2002

SUNRISE SECURITIES CORP.

Statement of Financial Condition
December 31, 2001

ASSETS	
Cash	$ 120,339
Due from broker	197,939
Prepaid expenses and other assets	27,378
Equipment, net of accumulated depreciation of $173,617	7,117
	$ 352,773
LIABILITIES	
Accounts payable and accrued expenses	$ 33,765
SHAREHOLDER'S EQUITY	
Common stock, no par value; 200 shares authorized, 150 shares issued and outstanding	297,000
Additional paid-in capital	2,861,092
Accumulated deficit	(2,839,084)
	319,008
	$ 352,773

See notes to financial statements

SUNRISE SECURITIES CORP.

Statement of Operations
Year Ended December 31, 2001

Revenues:	
Commissions and fees	$ 1,440,829
Trading and investment gains, net	196,917
Interest	52,245
	1,689,991
Expenses:	
Employee compensation and benefits	1,395,501
Management fees	316,784
Clearance, floor brokerage, and commission expense	114,157
Communications	143,587
Professional fees	150,060
Other operating expenses	32,370
	2,152,459
Net loss	$ (462,468)

See notes to financial statements

SUNRISE SECURITIES CORP.

Statement of Changes in Shareholder's Equity

	Common Stock				
	Number of Shares	**Amount**	**Additional Paid-in Capital**	**Accumulated Deficit**	**Total**
Balance - January 1, 2001	150	$ 297,000	$ 2,336,092	$ (2,376,616)	$ 256,476
Contributions			525,000		525,000
Net loss				(462,468)	(462,468)
Balance - December 31, 2001	**150**	**$ 297,000**	**$ 2,861,092**	**$ (2,839,084)**	**$ 319,008**

See notes to financial statements

SUNRISE SECURITIES CORP.

Statement of Cash Flows
Year Ended December 31, 2001

Cash flows from operating activities:	
Net loss	$ (462,468)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	13,634
Changes in:	
Due from broker	(62,345)
Prepaid expenses and other assets	69,632
Accounts payable and accrued expenses	(58,672)
Net cash used in operating activities	(500,219)
Cash flows from investing activities:	
Purchases of equipment	(2,519)
Cash flows from financing activities:	
Contributions from shareholder	525,000
Net increase in cash	22,262
Cash at beginning of year	98,077
Cash at end of year	$ 120,339

See notes to financial statements

SUNRISE SECURITIES CORP.

Notes to Financial Statements
December 31, 2001

NOTE A - BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

[1] Business:

Sunrise Securities Corp. (the "Company") is a registered broker/dealer that clears all of its securities transactions through a correspondent broker on a fully disclosed basis. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3.

The Company has incurred recurring losses which has been funded by shareholder contributions. During 2002, the sole shareholder of the Company intends to limit the extent of his compensation and/or continue to contribute capital, as needed, to fund the working capital requirements of the Company.

[2] Securities transactions:

Securities transactions, commissions, revenues and expenses are recorded on a trade date basis.

[3] Depreciation:

Depreciation of equipment is provided for by the straight-line method over estimated useful lives of five years.

[4] *Securities owned:*

Securities owned are carried at market value.

From time to time the Company earns fees in the form of securities which, generally, are not readily marketable. These securities are valued at fair value on the date they are earned. Thereafter, any increase or decrease in value during the time the securities are held by the Company is reflected in trading and investment losses, net. During 2001, the Company received fees of $81,000 in the form of securities.

[5] Income taxes:

The Company has elected to be taxed as an S corporation under the Internal Revenue Code. A similar election was made for state tax purposes. Net income is directly taxable to the shareholder of the Company for federal and state purposes. The Company is subject to New York City corporation taxes.

[6] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, and these differences could be material.

NOTE B - RELATED PARTY TRANSACTIONS

In 2001, the Company paid management fees aggregating $316,784 to an affiliate for management and office services and facilities use under an informal arrangement. The affiliate, which operates from the same location, paid the Company's monthly obligation of approximately $31,000 under its operating lease for office space, which expires in July 2002. Such affiliate is wholly owned by the sole shareholder of the Company.

NOTE C - INCOME TAXES

Deferred tax assets at December 31, 2001 which amount to $249,000, represent the New York City tax effect of $246,000 related to net operating loss carryforwards and $3,000 related to cash to accrual adjustments, which has been fully reserved. In 2001, the valuation allowance increased by $14,000. As of December 31, 2001, the Company has net operating loss carryforwards of $2,775,000 which expire through 2021.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 the Company had net capital of approximately $285,000 as compared to net capital requirements of $100,000.

NOTE E - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As a nonclearing broker, the Company has its customers' transactions cleared through another broker/dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations to the clearing broker may expose the Company to risk and potential loss. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements. The Company utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

In the normal course of business, the Company enters into transactions in various financial instruments with off-balance-sheet risk. These risks include both market and credit risk, which may be in excess of the amounts recognized in the statement of financial condition.

The Company's securities owned are held in custodial accounts by its clearing broker. The entire amount due from broker is from the same clearing broker.

NOTE F - OTHER

Interest income includes certain rebates received from the clearing broker.

SUPPLEMENTARY INFORMATION

SUNRISE SECURITIES CORP.

Schedule of Computation of Net Capital
December 31, 2001

Total shareholder's equity	$ 319,008
Deductions:	
Prepaid expenses and other assets	27,378
Equipment, net	7,117
	34,495
Net capital	$ 284,513
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 33,765
Percentage of aggregate indebtedness to net capital	11.87%
Minimum capital required	$ 100,000
Excess of net capital over minimum requirement	$ 184,513

There are no material differences between the above computation of net capital and the corresponding computation prepared by the Company as of the same date in its unaudited Part II A FOCUS Report filing.

See notes to financial statements

Eisner

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Shareholder
Sunrise Securities Corp.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Sunrise Securities Corp. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

Our opinion regarding the adequacy of the Company's practices and procedures as stated in the preceding paragraph recognizes that it is not practicable in a company the size of Sunrise Securities corp. to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Richard A. Eisner & Company, LLP

New York, New York
January 17, 2002